FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on August 28, 2007

EXHIBIT 1

Omega Navigation Enterprises, Inc. Reports Second Quarter 2007 Results

Piraeus, Greece, August 28, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the second quarter ended June 30, 2007.

The Company had previously announced the declaration of its quarterly cash dividend with respect to the second quarter of 2007 of $0.50 per share payable on August 31, 2007 to stockholders of record on August 17, 2007.

Omega Navigation Enterprises, Inc. was incorporated in the Marshall Islands in February 2005. On April 7, 2006, the Company successfully completed its Initial Public Offering of 12,000,000 Class A Common Shares at $17 per share raising a total of $204 million in gross proceeds.  Omega Navigation’s Class A Common Shares commenced trading on the NASDAQ National Market on April 7, 2006 and on the Singapore Exchange Securities Trading Limited on April 10, 2006.

Second Quarter 2007 Results

For the quarter ended June 30, 2007, Omega Navigation reported total revenues from continuing and discontinued operations of $18.0 million and Net Income of $3.8 million, or $0.25 per share.  The Company booked an expense of $394 thousand, or $0.03 per share, related to the initial outfitting and other expenses associated with the delivery of the Omega Theodore, which the Company took delivery from the shipyard on April 26, 2007.  Excluding these expenses, Net Income was $4.2 million or $0.28 per share.  EBITDA from continuing and discontinued operations for the second quarter of 2007 was $12.1 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $953 thousand of revenues from profit sharing on charters of the vessels Omega Lady Sarah and Omega Theodore.

Discontinued operations refer to the operation of the two dry bulk carriers that the Company agreed to sell in September 2006 and delivered on schedule to their new owners in January 2007.

The Company owned and operated an average of 7.7 vessels during the second quarter of 2007 versus an average of 2.6 vessels during the second quarter of 2006.  Excluding profit sharing, the Panamax product carriers earned an average time-charter equivalent rate of $25,017 per day per vessel versus $26,421 in the second quarter of 2006.  The Handymax product tankers earned an average time charter equivalent (excluding profit sharing) of $ 20,799 per vessel per day versus an average time charter equivalent of $20,788 per day in the second quarter of 2006.  During the second quarter of 2006, the Company’s fleet also included two dry bulk carriers, which as mentioned above were sold in September 2006 and delivered to their new owners in January 2007.

Since the inception of the charters of the product tankers through the second quarter of 2007 the Company has received $2.6 million of cash generated from profit sharing agreements, which are based on the actual trading results of the vessels.  To date the Company has recorded income of $2.1 million (including $1.1 million booked in the first quarter of 2007).  The Company expects to receive an additional $1.5 million in cash related to the profit sharing agreements and book to income an additional $2.0 million in subsequent quarters, for voyages performed through the second quarter of 2007.

Operating expenses in the second quarter of 2007 included $394 thousand related to the initial outfitting and delivery of the Omega Theodore, which, as mentioned above, was delivered to the Company from the shipyard on April 26, 2007.  Excluding this amount, the Panamax product tankers averaged operating expenses of $4,568 per day per vessel in the second quarter of 2007 versus $4,471 per day per vessel in the second quarter of 2006.  Operating expenses for the Handymax product tankers averaged $4,428 per day per vessel in the second quarter of 2007 versus $3,784 per day per vessel in the second quarter of 2006.

The Panamax product tankers operated for only 49 days in 2006 and the Handymax vessels operated for only 3 days in the second quarter of 2006, versus 521 and 182 days, respectively, in the second quarter of 2007.

Six Months 2007 Results

For the six months ended June 30, 2007, the Company recorded Net Income from continuing and discontinued operations of $6.5 million, or $0.43 per share, on total revenues of $32.3 million.

The Company owned and operated an average of 6.9 vessels in the first six months of 2007 versus an average of 2.3 vessels in the first six months of 2006.

The Panamax product carriers in the Company’s fleet earned an average time charter equivalent of $24,977 per vessel per day in the first six months of 2007 versus $26,421 per vessel per day in the first six months of 2006 (excluding any earnings from profit share agreements).  Handymax product tankers in the Company’s fleet earned an average of $20,809 per day per vessel in the first six months of 2007 versus $20,788 per day per vessel in the first six months of 2006.

Operating expenses for the Company’s Panamax product tankers averaged $4,683 per day per vessel, excluding any initial outfitting and predelivery expenses, in the first six months of 2007 versus $4,471 per day per vessel in the first six months of 2006.  Operating expenses for the Company’s Handymax product carriers were $4,363 per day per vessel in the first six months of 2007 versus $3,784 per day per vessel in the first six months of 2006.

The Panamax product carriers in the Company’s fleet only operated for 49 days in the first six months of 2006 and the Handymax product carriers for only 3 days in the first six months of 2006, versus 885 and 362 days, respectively, in the first half of 2007.

Fleet Development

Purchase & Delivery of Two Newbuilding Ice Class 1A Panamax Product Tankers

On March 27, 2007 and April 26, 2007 Omega Navigation took delivery from STX Shipbuilding Co., South Korea, of the Omega Emmanuel and the Omega Theodore, respectively, the two newbuilding Ice Class 1A Panamax double hull product tankers with a capacity of 73,000 dwt each, which the Company had previously agreed to acquire.

Prior to their delivery, the two newbuildings were secured on three year time charters at a daily rate of $25,500 per vessel with ST Shipping & Transport Pte Ltd, a subsidiary of Glencore International AG.  Both time charters include profit sharing arrangements on a quarterly basis, pursuant to which earnings from the vessels in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping. This sharing ratio will be adjusted when the vessels trade in ice conditions, so that the profit sharing above the base rate of $25,500 per day between Omega Navigation and ST Shipping will be 65%/35%, respectively.

The three year charters on each vessel commenced upon delivery of the vessels to the Company. Omega Navigation has selected VShips as the vessels’ technical manager.

The acquisition of the Omega Emmanuel and the Omega Theodore at a price of $64.5 million each was funded by a combination of internally generated cash and commercial bank debt totaling $60 million. As announced, the balance was funded by $4.5 million of warrants issued to the seller of each vessel, which will convert into Omega Class A Common Shares no earlier than March 31, 2009, at a minimum price of $18 per share or 8% below the market trading price.  The warrants will not be entitled to dividends, and have no voting rights.

Disposal of the Dry Bulk Carriers

During January 2007, Omega Navigation delivered its two dry bulk carriers to their new owners. With this delivery and the above mentioned acquisition of the two Panamax Ice Class 1A product carriers, Omega Navigation has fulfilled its strategic vision of becoming a pure play product tanker company.

Current Fleet

Omega Navigation’s current fleet includes eight double hull product tankers with an aggregate carrying capacity of 512,358 dwt. All of the Company’s product tankers are employed under time charters having a minimum term of three years from their respective delivery dates and are chartered to established charterers including Norden, Glencore and Torm. Six of the eight product tankers have profit sharing arrangements which enable the Company to share in the charter market’s upside potential.

Newbuilding Contracts

On June 19, 2007, the Company announced that it had signed shipbuilding contracts with Hyundai Mipo Dockyard, to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt.  Four of these vessels are scheduled for delivery in 2010 with the fifth scheduled for delivery in early 2011.  The agreed purchase price is $44.2 million per vessel and the Company has received favorable payment terms.  The Company intends to fund the progress payments with internally generated cash flow and debt.  With the addition of these five vessels Omega’s fleet will consist of 13 product carriers with a total deadweight capacity of 697,358 tons.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented:  “We are pleased to have concluded our fifth consecutive quarter as a public company with strong operational and financial results primarily resulting from the operation of the six product tankers acquired around the time of our global IPO. In the first and second quarter of this year we have proceeded with the implementation of our business strategy of expanding our fleet, securing profitable long term charters for our vessels and rewarding our shareholders with a stable dividend.

In the first quarter of 2007 we delivered our dry bulk carrier fleet to their new owners thereby realizing our strategic vision of becoming a pure play product tanker company. In the first and second quarters 2007 we took delivery of two Ice Class 1A Panamax product tankers expanding our fleet to eight vessels. These acquisitions enable us to establish a presence in the ice class niche market, which we believe has significant upside potential, and enhance the versatility and commercial flexibility of our fleet.

As mentioned above, we have also contracted for five newbuilding product carriers from a very reputable shipyard in South Korea.  We believe we have contracted these vessels for very favorable prices and payment terms. This newbuilding order shows our continued to commitment to the product tanker sector, which we believe has extremely strong fundamentals going forward.

Consistent with our strategy of seeking predictable and stable cash flows through the long term employment of our vessels, all of our vessels are under three year time charters with established charterers pursuant to which we have secured 100% of our operating days for 2007 and 2008 and 63% in 2009. The charters on the vessels delivered to us in March and April of this year extend to 2010. The fact that six of our eight product tankers have profit sharing arrangements enables us to share into the upside of the market and thereby help to maximize the return for our shareholders.

Finally, we continued with our stable dividend policy, declaring our fifth consecutive quarterly dividend of $ 0.50 per common share.

We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, long term charters with established charterers, a solid but flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.”

Quarterly Dividend

On July 26, 2007, the Board of Directors of the Company approved the Company’s fifth consecutive quarterly dividend since it went public of $0.50 per share, payable on August 31, 2007 to shareholders of record as of August 17, 2007.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses, debt amortization and discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “We have now paid or declared on schedule five consecutive quarterly dividends since going public in the amount of $0.50 per share, aggregating $2.50 per share, and our next quarterly dividend declaration is anticipated for November 2007. Our overall objective is to pursue a strategy of disciplined growth, while at the same time implementing a stable, dividend payout. We believe this strategy will maximize shareholder value over the long term.  Our dividend policy enhances our Company’s ability to pay dividends to the public shareholders and is structured to enable all shareholders to share equally in our Company’s profitability and growth.  The Class B shares held by the initial shareholder, which were approximately 20.7% of the total outstanding shares, are subordinated in respect of paying dividends to the public shareholders.”

As of June 30, 2007, the Company had a debt to book capitalization ratio of 60%.  This level of leverage has allowed the Company to drawdown its revolving credit facility to partially finance the acquisition of its eighth product tanker, the newbuilding vessel Omega Theodore, which was delivered to the Company on April 26, 2007.

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Number of vessels at end of period	6	3	2	1
Average age of fleet (in years)	2	2	1	0
Ownership days (1)	520.58	48.95	182	3.29
Available days (2)	520.58	48.95	182	3.29
Operating days (3)	520.58	48.95	182	3.29
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	13,023,541	1,293,307	3,785,474	68,393
Time charter equivalent (TCE) rate $/day (5)(6)	25,017	26,421	20,799	20,788
Vessel operating expenses (net of predelivery expenses)	2,378,258	218,855	805,957	12,449
Daily vessel operating expenses (6)	4,568	4,471	4,428	3,784

	Six months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Number of vessels at end of period	6	3	2	1
Average age of fleet (in years)	2	2	1	0
Ownership days (1)	884.76	48.95	362	3.29
Available days (2)	884.76	48.95	362	3.29
Operating days (3)	884.76	48.95	362	3.29
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	22,099,153	1,293,307	7,532,911	68,393
Time charter equivalent (TCE) rate $/day (5)(6)	24,977	26,421	20,809	20,788
Vessel operating expenses (net of predelivery expenses)	4,143,152	218,855	1,579,557	12,449
Daily vessel operating expenses (6)	4,683	4,471	4,363	3,784

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the three months ended June 30, 2007, pre-delivery expenses amounted to $0.4 million for Panamax product tankers and $0 for Handymax product tankers. For the six months ended June 30, 2007, pre-delivery expenses amounted to $0.8 million for Panamax product tankers and $0 for Handymax product tankers. For the three months and six months ended June 30, 2006, pre-delivery expenses amounted to $0.2 million for Panamax product tankers and $0.1 for Handymax product tankers.

(7)

For the three months ended June 30, 2007 excludes $ 1.0 million of profit sharing revenue booked in the second quarter of 2007 on the “Omega Lady Sarah” and the “Omega Theodore”. For the six months ended June 30, 2007 excludes $ 2.1 million of profit sharing revenue booked in the first and second quarter of 2007 on the “Omega Lady Sarah”, “Omega Lady Miriam” and “Omega Theodore”.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			512,358
Additional Handymax Vessels
TBN1	E	2010	37,000		Mar-10
TBN2	E	2010	37,000		July-10
TBN3	E	2010	37,000		Sept-10
TBN4	E	2010	37,000		Dec-10
TBN5	E	2011	37,000		Feb-11
Total (DWT):			185,000

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4) Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

Conference Call and Webcast:

As previously announced, the Company’s management will host a conference call to discuss its second quarter 2007 results on August 29, 2007 at 10:00 A.M. EDT.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Omega".

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US), 0800-694-1503 (from the UK) or +44 (0) 1452-586-513 (all other callers). Quote "Omega".

A telephonic replay of the conference call will be available until September 05, 2007 by dialing 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: 3663884#

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

CONTINUING OPERATIONS
Revenues:
Voyage revenue	17,998	1,379	32,137	1,379

Expenses:
Voyage expenses	(236)	(17)	(431)	(17)
Vessel operating expenses	(3,578)	(544)	(6,521)	(544)
Depreciation and amortization	(4,537)	(366)	(8,059)	(366)
Management fees	(278)	(15)	(526)	(15)
Options’ premium	(100)	-	(200)	-
Change in fair value of warrants settled liability	(452)	-	(452)	-
General and administrative expenses	(1,207)	(421)	(2,364)	(718)
Foreign currency losses	(11)	(14)	(19)	(14)
Operating income/(loss)	7,599	2	13,565	(295)

Other income (expenses)
Interest and finance costs	(4,773)	(696)	(8,597)	(700)
Interest income	375	1,442	1,321	1,454
Gain on derivative instruments	601	737	366	737
Total other income /(expenses), net	(3,797)	1,483	(6,910)	1,491

INCOME FROM CONTINUING OPERATIONS	3,802	1,485	6,655	1,196

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet	12	1,426	(154)	7,686
INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	12	1,426	(154)	7,686

Net income	3,814	2,911	6,501	8,882

Omega Navigation Enterprises Inc

Consolidated Balance Sheet

(All amounts expressed in thousands of U.S. Dollars)

	June 30, 2007	December 31, 2006
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	18,688	3,862
Accounts receivable, trade	77	145
Inventories	617	504
Prepayments and other	452	518
Restricted cash	2,451	2,477
Derivative asset	9	-
Vessels held for sale	-	81,468
Total current assets	22,294	88,974

FIXED ASSETS:
Vessels, net	470,725	350,288
Property and equipment, net	125	143
Advances for vessels’ acquisition and other vessel costs	23	200
Total fixed assets	470,873	350,631

OTHER NON CURRENT ASSETS:
Deferred charges	-	226
Restricted cash	4,000	4,000
Total other non current assets	4,000	4,226

Total assets	497,167	443,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	17,424	49,133
Accounts payable	1,229	1,496
Accrued and other current liabilities	2,149	1,129
Deferred revenue	1,786	2,719
Derivatives liability	-	313
Total current liabilities	22,588	54,790

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	274,390	188,944
Warrants settled liability	8,620	-
Total non-current liabilities	283,010	188,944

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	151	151
Additional paid-in capital	196,765	196,590
Retained earnings/(Accumulated deficit)	(5,347)	3,356
Total stockholders’ equity	191,569	200,097
Total liabilities and stockholders’ equity	497,167	443,831

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Cash flows from operating activities
Income from continuing operations	3,802	1,485	6,655	1,196

Net cash from continuing operating activities	7,913	1,242	15,780	2,094
Net cash from discontinued operating activities	(106)	1,464	(692)	3,792
Net cash from continuing and discontinued operating activities	7,807	2,706	15,088	5,886

Cash flows from investing activities
Net cash used in investing activities-continuing operations	(54,136)	(254,054)	(120,334)	(254,454)
Net cash provided by investing activities-discontinued operations	-	-	81,468	-
Net cash used in investing activities- continuing and discontinued operations	(54,136)	(254,054)	(38,866)	(254,454)

Cash flows from financing activities
Net cash provided by financing activities-continuing operations	38,811	315,724	75,998	314,307
Net cash provided by /(used in) financing activities-discontinued operations	-	320	(37,394)	(3,180)
Net cash provided by financing activities-continuing and discontinued operations	38,811	316,044	38,604	311,127

Net increase/(decrease) in cash and cash equivalents	(7,518)	64,696	14,826	62,559
Cash and cash equivalents at the beginning of the period	26,206	2,921	3,862	5,058
Cash and cash equivalents at end of period	18,688	67,617	18,688	67,617

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING OPERATIONS	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Net cash from operating activities	7,913	1,242	15,780	2,094
Net increase in current assets	(328)	1,044	152	1,070
Net decrease in current liabilities excluding bank debt	893	(1,150)	(569)	(2,316)
Stock based compensation	(110)	-	(175)	-
Write off of options’ premium	(100)	-	(200)	-
Change in fair value of warrants settled liability	(452)	-	(452)	-
Net interest (income)/expense	4,393	(745)	7,230	(755)
Amortization of financing costs	(74)	(23)	(142)	(23)
EBITDA	12,135	368	21,624	70

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Net cash from operating activities	7,807	2,706	15,090	5,886
Net increase in current assets	(348)	699	(20)	920
Net decrease in current liabilities excluding bank debt	1,031	(2)	180	(1,595)
Gain on extinguishment of debt	-	-	-	5,000
Stock based compensation	(110)	-	(175)
Write off of options’ premium	(100)	-	(200)
Change in fair value of warrants settled liability	(452)	-	(452)
Net interest (income)/expense	4,393	(108)	7,358	754
Amortization of financing costs	(74)	(32)	(181)	(38)
EBITDA	12,147	3,263	21,598	10,927

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt. These eight product tankers are chartered out under three-year period time charters. Furthermore, the company recently announced the signing of shipbuilding contracts to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt scheduled for delivery between March 2010 and early in 2011. With the addition of these five vessels, the Omega fleet will expand to 13 product tankers with a total deadweight capacity of 697,358 tons.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  August 28, 2007

  By:

   /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer